SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 3

TiGenix

(Name of Subject Company)

TiGenix

(Name of Person(s) Filing Statement)

Ordinary shares, no nominal value (“Shares”)

American Depositary Shares (“ADSs”), each representing 20 Shares

(Title of Class of Securities)

ISIN BE0003864817 (Shares)

CUSIP 88675R109 (ADSs)

(CUSIP Number of Class of Securities)

An Moonen

General Counsel

Romeinse straat 12, box 2

3001 Leuven, Belgium

+32 16 39 7937

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Michael J. Willisch Davis Polk & Wardwell LLP Paseo de la Castellana, 41 28046 Madrid, Spain +34-91-768-9610	Daniel Brass Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017, United States +1-212-450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the United States Securities and Exchange Commission (the “SEC”) on April 30, 2018 (together with the Exhibits and the Annex thereto and as amended or supplemented hereby and from time to time, the “Schedule 14D-9”) by TiGenix, a public limited liability company incorporated in the form of a naamloze vennootschap/société anonyme under Belgian law (the “Company” or “TiGenix”). The Schedule 14D-9 relates to a tender offer by Takeda Pharmaceutical Company Limited, a company incorporated under the laws of Japan (the “Offeror” or “Takeda”), to purchase (i) up to 100% of the issued and outstanding ordinary shares with no nominal value of the Company (collectively the “Shares” and each a “Share”) that are held by “U.S. holders” (as that term is defined under instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the United States Securities Exchange Act of 1934, as amended), that are not yet owned by the Offeror and its affiliates, and (ii) up to 100% of the outstanding American Depositary Shares of the Company, issued by Deutsche Bank Trust Company Americas acting as depositary, each representing 20 Shares (collectively the “ADSs” and each an “ADS”) from all holders, wherever located, that are not yet owned by the Offeror and its affiliates, for €1.78 per Share, and €35.60 per ADS, payable in the equivalent amount of U.S. dollars for each outstanding ADS determined in the manner described in “Section 2. Acceptance for Payment and Payment for Ordinary Shares and ADSs” of the U.S. Offer to Purchase (as defined below), in each case, in cash, without interest, upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase, dated April 30, 2018 (as amended or supplemented from time to time, the “U.S. Offer to Purchase”), and in the related Share Acceptance Letter, the ADS Letter of Transmittal and the Share Withdrawal Letter, as applicable, contained in the Tender Offer Statement on Schedule TO, dated April 30, 2018 and filed by the Offeror with the SEC on April 30, 2018, as amended or supplemented from time to time.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 2. Identity and Background of Filing Person

The disclosure in “Item 2. Identity and Background of Filing Person—(b) Tender Offer.” of the Schedule 14D-9 is hereby further amended and supplemented by adding the following paragraphs after the last paragraph of such section:

“On May 23, 2018, the Offeror announced that, under the terms and conditions of the U.S. Offer, the Offeror may (but is not obligated to) waive the Minimum Acceptance Condition after the expiration of the Initial Acceptance Period, provided that (i) the number of Shares, Warrants and ADSs tendered into the Belgian Offer and the U.S. Offer, in the aggregate, together with all Shares, Warrants and ADSs owned by the Offeror and its affiliates, represents or gives access to at least 65% of the voting rights represented or given access to by all of the outstanding Shares, Warrants and ADSs on a fully diluted basis as of the expiration of the Initial Acceptance Period and (ii) the Condition relating to the absence of a Material Adverse Effect described above is satisfied.

Such announcement was made by the Offeror by means of a press release dated May 23, 2018. The full text of the press release has been filed as Exhibit (a)(1)(AE) to this Statement and is incorporated by reference herein.”

Item 9. Exhibits

The following is hereby added to the list of exhibits, immediately following Exhibit No. (a)(1)(AD) “Company’s Annual Report for the fiscal year ended December 31, 2017 (incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017 filed by the Company on April 16, 2018).”:

Exhibit No.	Description

(a)(1)(AE)	Press Release issued by the Offeror on May 23, 2018 (incorporated by reference to Exhibit (a)(1)(xxii) of the Schedule TO filed by the Offeror on May 23, 2018).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

TIGENIX

By:  /s/ Eduardo Bravo

        Name: Eduardo Bravo

        Title: Chief Executive Officer

Dated:    May 23, 2018